Exhibit 21
List of Subsidiaries

Ecoloclean Industries, Inc. owns two wholly owned subsidiaries: (1) Ecoloclean, Inc., Texas corporation and (2) Reliant Drilling Systems, Inc., a Louisiana corporation.

Ecoloclean, Inc. owns two wholly owned subsidiaries, (1) World Environmental Technologies, Inc., a Louisiana corporation and (2) Ecoloclean of Texas, Inc., a Texas corporation.